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SECURITIE ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 47032

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2004 (MM/DD/YY) AND ENDING DECEMBER 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

ACF INTERNATIONAL, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

SEC MAIL PROCESSING SECTION RECEIVED FEB 24 2005 WASH., D.C. 179

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

260 FRANKLIN STREET, 15TH FLOOR, SUITE 1520
(No. And Street)

BOSTON, (City) MA (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christina Del Sol (617) 737-1555
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET (Address) NEW YORK (City) NY (State) 10165 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PROCESSED
MAR 14 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Cristina Del Sol, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ACF INTERNATIONAL, INC., as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President/CEO
Title

MONICA HERRERA
Notary Public
Commonwealth of Massachusetts
My Commission Expires Jul 2, 2010

Monica Herrera
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

ACF INTERNATIONAL, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
ACF International, Inc.:

We have audited the accompanying statement of financial condition of ACF International, Inc. as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of ACF International, Inc. as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Fulvio + Associates LLP

New York, New York
February 18, 2005

ACF INTERNATIONAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and Cash Equivalents	$ 477,164
Furniture, Fixtures and Equipment (net of accumulated depreciation of $48,520)	24,300
Other Assets	48,220
TOTAL ASSETS	$ 549,684

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:	
Accrued Expenses	$ 12,114
Total Liabilities	12,114
Shareholder's Equity:	
Common Stock, no par value, 200,000 shares authorized, 50,000 shares issued and outstanding	735,042
Additional Paid In Capital	371,487
Accumulated Deficit	(568,959)
Total Shareholder's Equity	537,570
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 549,684

The accompanying notes are an integral part of this financial statement.

ACF INTERNATIONAL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE 1. SIGNIFICANT BUSINESS ACTIVITIES

ACF International, Inc. (the "Company") is registered as a broker dealer in securities with the Securities and Exchange Commission. In this capacity, it executes agency transactions on behalf of its customers and executes principal transactions in securities. The company conducts business primarily with other broker dealers on behalf of its customers. The Company's customers are located primarily in the United States.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker dealer, clearing organization, customer and counterparty with which it conducts business.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of December 31, 2004, there were no customer accounts having debit balances which presented any risks.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Transactions in securities and related commission revenue and expense (if applicable) are recorded on a trade date basis. Depreciation and amortization are provided for in accordance with accounting principles generally accepted in the United States of America.

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased, to be cash equivalents.

NOTE 3. RELATED PARTY TRANSACTIONS

The Company clears its transactions primarily through its parent company, the sole shareholder of ACF International, Inc. The parent company is located in Madrid, Spain.

NOTE 4. OTHER ASSETS

Other assets consist primarily of prepaid taxes and an investment in NASDAQ warrants.

NOTE 5. NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and, therefore, subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1. This rule requires that net capital, as defined, shall be the greater of $100,000 or one-fifteenth of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2004, the Company had net capital of $465,050, which exceeded its requirement of $100,000 by $365,050.

NOTE 6. INCOME TAXES

The Company is subject to corporate taxes for federal and state purposes. A provision for these taxes has been made and is reflected on the statement of income.

NOTE 7. COMMITMENTS

The Company has entered into a lease for office space that expires in July 2005. The annual lease payments are $95,584 plus a share of the landlord's operating costs and real estate taxes. The minimum future lease payments are as follows:

Year	
2005	47,792
	$ 47,792

Rent expense incurred on the above lease was approximately $111,548 for the year ended December 31, 2004.